Mail Stop 4561

      October 18, 2005


      VIA USMAIL and FAX (954) 603-0523

Mr. Robert Kohn
Chief Financial Officer
Global Realty Development Corp
11555 Heron Bay Boulevard, Suite 200
Coral Springs, Florida 33076

      Re:	Global Realty Development Corp
      Form 10-KSB for the year ended 12/31/2004
      Filed 5/19/2005
      	Form 10-QSB for the period ended 3/31/2005 and 6/30/2005
      	Filed 5/23/2005 and 8/19/2005
      	File No. 000-32467

Dear Mr. Robert Kohn:

      We have reviewed your response letter dated July 29, 2005 and have the following additional comments. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

General

1. We have read your response to comment one.   We noted that as a
part of the reverse merger with the public shell, you combined the three individual private companies owned by the same individual shareholders, eliminated the combined equity of the private companies and replaced it with the equity of the publicly traded company. Since the reverse merger created a new capital structure for you, please explain the basis for presenting the financial statements on a combined instead of consolidated basis.


2. Please explain to us how you accounted for the combination of the three individual private companies before the merger with the public shell and your basis in GAAP for this accounting treatment. Please identify, if applicable, the controlling person, entity or group and explain your basis for this conclusion. Refer to the guidance in ARB
51 and EITF 02-5 and paragraphs D11 to D18 of SFAS 141.

Combined Statements Of Stockholders` Equity, page 18

3. We have read your response to comment two.   The consultants
subsequently sold the stock issued and you based the compensation cost of the issuance on the sales price of the stock at time of sale.
Tell us how this valuation is supported by the guidance in paragraph
8 of SFAS 123 and EITF 96-18.

Note B - Summary of Significant Accounting Policies

Land Options, page 21

4. We have read your response to comment three.   We noted that
you
pay a non refundable deposit down for agreements to purchase property. Tell us how you considered paragraphs 5, 14, and 15 of FIN
46 (R) in determining your accounting of the non refundable
deposit
options.   Also, we noted that you book the entire contract price
to
land inventory with an offset to accounts payable.    Tell us the
basis in GAAP for recording these amounts.   In addition, for each
of
the options described in your footnote (e.g. specific performance options, options with variable interest entities, and other options), please explain the major terms of the options and quantify the amount recorded on the financial statements.

Post Development Completion Costs, page 21

5. We re-issue comment four from our previous comment letter. With respect to those instances in which you have post development construction obligations relating to sold developments, please explain to us how you considered paragraph 45 of SFAS 66 in your accounting for these sales.


*  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3414 if you have questions.



						Sincerely,



Jorge Bonilla
Senior Staff Accountant



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Robert Kohn
Global Realty Development Corp
October 18, 2005
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